Exhibit 99.2

Listing Qualifications The Nasdaq Global Market 805 King Farm Boulevard Rockville, MD 20850 United States of America	D +852 3656 6054 E nathan.powell@ogier.com Reference: NMP/CLE/173679.00003

25 February 2021

Dear Sirs and/or Madams,

We act as Cayman Islands counsel to MingZhu Logistics Holdings Limited 明珠货运控股有限公司, an exempted company incorporated in the Cayman Islands (the "Company").

The Company has advised us that it intends to follow its Cayman Islands practices in lieu of the requirements of the Rule 5600 Series of the NASDAQ Stock Market Marketplace Rules (with the exception of those rules which are required to be followed pursuant to the provisions of Rule 5615(a)(3)) and Rule 5250(b)(3) and Rule 5250(d) of the NASDAQ Stock Market Marketplace Rules, which are in force and effect on the date of this letter (the "Rules").

The Company's practices with regard to these requirements are not prohibited by the Companies Act (Revised) of the Cayman Islands.

Based upon our review of the amended and restated memorandum and articles of association of the Company adopted by special resolution passed on 12 February 2020 (the "Memorandum and Articles"), the Memorandum and Articles do not prohibit the Company from following its Cayman Islands practices in lieu of the requirements of the Rules.

We have made no investigation of and express no opinion in relation to the laws, rules or regulations of any jurisdiction other than those of the Cayman Islands. Specifically, we have made no independent investigation of the laws of the State of New York or the NASDAQ Stock Market Marketplace Rules, and we express no opinion as to the meaning, validity or effect of the NASDAQ Stock Market Marketplace Rules. This advice is to be governed by and construed in accordance with the laws of the Cayman Islands and is limited to and is given on the basis of the current law and practice in the Cayman Islands. This advice is issued solely for your benefit and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

The Company has advised us that, as required by Rule 5615(a)(3), the Company intends to disclose in its annual report on Form 20-F each requirement of the Rule 5600 Series that it does not follow and describe the home country practice followed in lieu of such requirements.

Yours faithfully

/s/ OGEIR

OGIER

Ogier British Virgin Islands, Cayman Islands, Guernsey, Jersey and Luxembourg practitioners Floor 11 Central Tower 28 Queen's Road Central Central Hong Kong T +852 3656 6000 F +852 3656 6001 ogier.com	Partners Nicholas Plowman Nathan Powell Anthony Oakes Oliver Payne Kate Hodson David Nelson Michael Snape Justin Davis James Bergstrom Marcus Leese